CERTIFICATE OF AUTHOR

I, Bruce Murphy, FSAIMM, do hereby certify that:

1.	I am currently employed as a Principal Consultant – Mining Rock Mechanics by:

SRK Consulting (Canada) Inc.
Suite 2200 – 1066 West Hastings Street
Vancouver, BC V6E 3X2
Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.

I am a graduate of University of the Witwatersrand, Johannesburg, South Africa with a M.Sc. degree in Mining Engineering. I have practiced my profession continuously since graduation working in the rock engineering field on operating mines till 2002 and then in the consulting field.

4.	I am a Fellow of the South African Institute of Mining and Metallurgy (FSAIMM) in good standing.

5.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.	I visited the Bellekeno project site from December 14 to 16, 2008.

8.	The section of the technical report for which I am responsible is Section 19.3.

9.	I am independent of the issuer, Alexco Resource Corp., as described in section 1.4 of NI 43-101.

10.

The only previous involvement I have had with the Bellekeno property was a baseline assessment to capture the status of the site and potential mining related risks, prior to the site being transferred from Government to Alexco Resource Corp.

11.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

13.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.
“signed and sealed”
Bruce Murphy, FSAIMM
SRK Consulting (Canada) Inc.